UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CV THERAPEUTICS, INC.

(Name of Subject Company)

CV THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

126667104

(CUSIP Number of Class of Securities)

Tricia Borga Suvari

Senior Vice President and General Counsel

3172 Porter Drive, Palo Alto, CA 94304

(650) 348-8500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Alan C. Mendelson Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025-3656 (650) 328-4600	Barry A. Bryer Latham & Watkins LLP 885 Third Avenue New York, New York 10022-4834 (212) 906-1200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to the Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on March 18, 2009 (as amended from time to time, the “Schedule 14D-9”) by CV Therapeutics, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Gilead Sciences, Inc., a Delaware corporation (“Gilead”), and Apex Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Gilead, to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company (collectively, the “Shares”) at a price of $20.00 per Share, net to the holder thereof in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 18, 2009 and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.

The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 6. Interest in Securities of the Subject Company.

Item 6 (“Interest in Securities of the Subject Company”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following bullets on page 33 of the Schedule 14D-9 after the last bullet under Item 6 (“Interest in Securities of the Subject Company”):

“•	On April 2, 2009, Dr. Lange exercised stock options having a weighted average exercise price of approximately $11.79 per Share (with exercise prices ranging from $10.45 to $17.03 per Share) with respect to 641,083 Shares, of which 479,175 Shares were concurrently sold in the open market at an approximate price of $19.90 per Share to cover applicable tax withholdings and the aggregate exercise prices of the stock options, resulting in a net acquisition of 161,908 Shares by Dr. Lange.

•

On April 2, 2009, Mr. Spiegelman exercised stock options having a weighted average exercise price of approximately $11.75 per Share (with exercise prices ranging from $10.45 to $13.33 per Share) with respect to 188,958 Shares, of which 141,029 Shares were concurrently sold in the open market at an approximate price of $19.91 per Share to cover applicable tax withholdings and the aggregate exercise prices of the stock options, resulting in a net acquisition of 47,929 Shares by Mr. Spiegelman.

•

On April 2, 2009, Dr. Blackburn exercised stock options having a weighted average exercise price of approximately $12.37 per Share (with exercise prices ranging from $10.45 to $17.03 per Share) with respect to 213,958 Shares, of which 163,958 Shares were concurrently sold in the open market at a price of $19.91 per Share to cover applicable tax withholdings and the aggregate exercise prices of the stock options, resulting in a net acquisition of 50,000 Shares by Dr. Blackburn.

•

On April 2, 2009, Ms. Suvari exercised stock options having a weighted average exercise price of approximately $11.54 per Share (with exercise prices ranging from $10.45 to $13.33 per Share) with respect to 163,958 Shares, of which 121,191 Shares were concurrently sold in the open market at a price of $19.91 per Share to cover applicable tax withholdings and the aggregate exercise prices of the stock options, resulting in a net acquisition of 42,767 Shares by Ms. Suvari.

•

On April 2, 2009, Dr. Davie exercised stock options having a weighted average exercise price of approximately $11.08 per Share (with exercise prices ranging from $8.74 to $15.60 per Share) with respect to 27,500 Shares, of which 20,435 Shares were concurrently sold in the open market at a price of $19.92 per Share to cover applicable tax withholdings and the aggregate exercise prices of the stock options, resulting in a net acquisition of 7,065 Shares by Dr. Davie.

•

On April 3, 2009, Mr. Lee exercised stock options having a weighted average exercise price of approximately $13.03 per Share (with exercise prices ranging from $8.74 to $19.91 per Share) with respect to 56,250 Shares, of which 45,155 Shares were concurrently sold in the open market at an approximate price of $19.92 per Share to cover applicable tax withholdings and the aggregate exercise prices of the stock options, resulting in a net acquisition of 11,095 Shares by Mr. Lee.”

Item 8. Additional Information.

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby further amended and supplemented by inserting the following paragraph on page 35 of the Schedule 14D-9 after the last paragraph under the subheading “Other.” under the heading “Litigation and Proxy Solicitation.”:

“On April 1, 2009, the lawsuits captioned Laraque v. Lange, et al. and Superior Partners v. Lange et al. were consolidated by the Superior Court for the State of California, Santa Clara County into a single action. On the same date, a consolidated complaint containing substantially the same claims as the prior complaints was filed. The hearing on the motion for a temporary restraining order previously scheduled for March 27, 2009 was taken off calendar and the plaintiffs have indicated that they will be filing a motion seeking a preliminary injunction enjoining the Offer. A hearing on the plaintiffs’ motion is scheduled for April 10, 2009. The foregoing description is qualified in its entirety by reference to the consolidated complaint, which is included as Exhibit (a)(10) to this Schedule 14D-9 and incorporated herein by reference. The Company continues to believe the plaintiffs’ allegations lack merit and will contest them vigorously.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

(a)(10) Complaint captioned In re CV Therapeutics, Inc. Shareholder Litigation, filed April 1, 2009 in the Superior Court of the State of California, Santa Clara County.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CV THERAPEUTICS, INC.

By:	/s/ TRICIA BORGA SUVARI
Name:	Tricia Borga Suvari
Title:	Senior Vice President and General Counsel

Dated: April 3, 2009

INDEX TO EXHIBITS

(a)(10) Complaint captioned In re CV Therapeutics, Inc. Shareholder Litigation, filed April 1, 2009 in the Superior Court of the State of California, Santa Clara County.